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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 CEM CORPORATION
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   125165 10 0
                                 --------------
                                 (CUSIP Number)


   Michael J. Collins, 3100 Smith Farm Road, Matthews, NC 28105 (704) 821-7015
   ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 9, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 125165 10 0                   PAGE 2
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MICHAEL J. COLLINS
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [  ]
                                                                       (b) [  ]

------------ -------------------------------------------------------------------
3            SEC USE ONLY


------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS

             PF, BK
------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)      [ ]

------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ -------------------------------------------------------------------
        NUMBER OF          7               SOLE VOTING POWER - 477,442
         SHARES            --------------- -------------------------------------
      BENEFICIALLY         8               SHARED VOTING POWER - 27,450
     OWNED BY EACH         --------------- -------------------------------------
       REPORTING           9               SOLE DISPOSITIVE POWER -  477,442
      PERSON WITH          --------------- -------------------------------------
                           10              SHARED DISPOSITIVE POWER - 27,450
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             504,892
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                               [ ]

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.5%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------

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                                                                          Page 3

Preliminary Statement

         This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed on October 19, 1999 by Michael
J. Collins (the "Reporting Person") with respect to the shares of Common Stock, $.05 par value per share (the "Common Stock"), of CEM Corporation, a North Carolina corporation (the "Issuer").

Item 3.    Source and Amount of Funds or Other Consideration.

         All shares of Common Stock currently beneficially owned by the Reporting Person were acquired with personal funds. Information set forth in
Item 4 of this Amendment is incorporated herein by reference.

Item 4.    Purpose of Transaction.

         On November 9, 1999, the Reporting Person delivered a letter (the "Revised Proposal") to the members of the special committee of the Board of Directors of the Issuer setting forth his proposal to acquire all of the outstanding shares of Common Stock not beneficially owned by the Reporting Person in a negotiated merger transaction at a cash price of $9.25 per share of Common Stock. The Revised Proposal is filed as Exhibit 1 to this Amendment and is incorporated herein by reference.

         On November 9, 1999, the Reporting Person accepted a term sheet (the "Revised Term Sheet") of Banc of America Commercial Finance Corporation to provide debt financing of up to an aggregate of $20 million to fund the proposed merger transaction. A copy of the Revised Term Sheet is filed as Exhibit 2 to this Amendment and is incorporated herein by reference.

         The Reporting Person may vary the terms of his proposal based on negotiations with the Issuer or otherwise and may withdraw his proposal at any time prior to its being accepted.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

         The Revised Proposal is filed as Exhibit 1 to this Amendment. The Revised Term Sheet is filed as Exhibit 2 to this Amendment.


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                                                                          Page 4

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 10, 1999

                                              /s/ Michael J. Collins
                                              ----------------------------------
                                                  Michael J. Collins


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                                                                          Page 5

                                  EXHIBIT INDEX


                                                                   Sequentially
Exhibit                      Document                              Numbered Page
-------                      --------                              -------------

   1              Proposal letter dated November 9, 1999 from             6
                  Michael J. Collins to John L. Chanon and
                  Ronald A. Norelli, Special Committee of the
                  Board of Directors of CEM Corporation

   2              Term sheet of Banc of America Commercial                7
                  Finance Corporation dated November 9, 1999